

Connie W. · 3rd

Business and Technology Executive, IP Strategist, Investor, Lawyer

Greater Seattle Area · **Contact info**

500+ connections

 Washington State Bar Association, Intellectual Property Section

 University of Washington School of Law

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Experience



Executive
Washington State Bar Association, Intellectual Property Section
Sep 2020 – Present · 1 yr 5 mos
Seattle, Washington, United States

The Washington State Bar Association (WSBA) operates under the delegated authority of the Washington Supreme Court to license the state's nearly 41,000 active and inactive lawyers and other legal professionals. In furtherance of its obligation to protect and serve the public, the WSBA both regulates lawyers and other legal professionals and serves its members as a professional association — all without public funding. The WSBA's mission is to serve the public and the members of the Bar, to ensure the integrity of the legal profession, and to champion justice.



CEO
Seattle Gummy Company
Jan 2017 – Present · 5 yrs 1 mo
Greater Seattle Area

Seattle Gummy Company (SGC) is an R&D focused developer and manufacturer of functional gummy and pharmaceutical gummy products. SGC specializes in formulating functional gummy and pharmaceutical gummy products combining the wealth of the in-house knowledge in pharmaceutics, organic chemistry, natural product chemistry, wester ...see more

 **Seattle Gummy Company**



President, Board of Director
WASHINGTON STATE PATENT LAW ASSOCIATION
Jun 2013 – Sep 2020 · 7 yrs 4 mos
Seattle, Washington, United States

THE WASHINGTON STATE PATENT LAW ASSOCIATION (WSPLA) is the leading organization for patent attorneys and other patent professionals in our state, providing a forum for patent and other intellectual property law issues, and serving as a valuable resource for patent attorneys, agents, educators, students, and owners of intellectual property. ...see more



Venture Partner
WaterStone Capital Ltd.
Sep 2015 – Dec 2017 · 2 yrs 4 mos
Greater Seattle Area



Chief Technology and IP Officer
Benemilk Ltd
Sep 2014 – Dec 2016 · 2 yrs 4 mos
Tukku, Finland and Seattle, Washington

Lead R&D activities including new technology and new product development; crafted, created and managing a large IP portfolio including both patents and trademarks to protect and

and managing a large IP portfolio including both patents and trademarks to protect and strengthen the company business activities; created new product lines and shepherded the products from concept, bench study, pilot production, academic animal trial, field t …see more

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Education



University of Washington School of Law
Juris Doctor (J.D.)

Media (1)



UW School of Law



Clark University
Ph.D., M.A., Organic Chemistry

Isolation, identification, and synthesis of compounds from natural resources in search for anticancer and anti-AIDS lead compounds, pharmacological studies of the compounds using cancer cell lines.

Media (1)



Clark University



Peking University
Bachelor of Science and Master of Medicine

Media (1)



北京大学医学部

Volunteer experience



Guest Lecture, Mentor, Business Plan Competition Judge
University of Washington
Jan 2010 – Nov 2017 · 7 yrs 11 mos
Education



Board Of Directors
Klahanie Home Owner Association
2012 – Dec 2019 · 7 yrs

http://klahanie.com/home.asp

Large Scale Community Association with over 3000 housing units and a population of over 10,000.



Advisory Board Member
American Cancer Society
May 2019 – Present · 2 yrs 9 mos
Health

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